Exhibit 14.1

COGENT COMMUNICATIONS GROUP, INC.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Audit Committee of Cogent Communications Group, Inc. (the “Company”) promulgates this Code of Ethics governing the professional conduct and responsibilities of the chief executive officer, the chief financial officer and the controller (the “Executives”) of the Company and its subsidiaries.

1)  Executives shall act with honesty and integrity and shall use due care and diligence in performing their responsibilities to the Company.

2)  Executives shall avoid situations that represent actual or apparent conflicts of interest with their responsibilities to the Company and shall promptly disclose to the general counsel or the chairman of the audit committee any transaction or personal or professional relationship that reasonably could be expected to give rise to such an actual or apparent conflict.

3)  Executives shall provide the board of directors, auditors, regulatory agencies and others, as necessary, with information that is accurate, complete, fair, relevant, timely and understandable, including information for inclusion in the Company’s public statements or in submissions to governmental agencies.

4)  Executives shall comply with applicable laws, rules and regulations and the rules of any applicable public or private regulatory and listing authorities.

5)  Executives shall respect and safeguard the confidentiality of information acquired in the course of their work except as authorized or legally obligated to disclose such information.  Confidential information acquired in the course of an Executive’s work shall not be used for personal advantage.

6)  Executives shall share knowledge and maintain skills important and relevant to the Company’s needs.

7)  Executives shall promote high integrity in the work environment.

8)  Executives shall maintain control over and use for the benefit of the Company all Company assets and resources entrusted to them.

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